Exhibit 99.1

ICON Acquires Prevalere Life Sciences Inc

Expands Bioanalytical and Immunoassay Capabilities into the United States

DUBLIN, Ireland--(BUSINESS WIRE)--November 14, 2008--ICON plc, (NASDAQ:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that is has acquired Prevalere Life Sciences Inc., a wholly owned subsidiary of ORS Labs Inc. Under the terms of the agreement ICON will pay an initial cash consideration of $35M. If certain performance milestones are achieved, a further consideration, up to a maximum of $8.2M may be payable.

Prevalere is one of the leading providers of bioanalytical and immunoassay laboratory services to the biotechnology and pharmaceutical industries and operates from a 49,000 square foot facility in Whitesboro, New York. Prevalere will complement ICON’s existing European-based bioanalytical lab capabilities, where ICON Development Solutions recently moved to a new, purpose-built bioanalytical and immunoassay laboratory in Manchester, England.

“The acquisition of Prevalere gives ICON much greater scale in the rapidly growing market for bioanalytical and immunoassay laboratory services and adds value to our service offering in early phase clinical development,” commented Peter Gray, ICON CEO. “Prevalere brings to ICON a highly experienced team, an excellent lab facility in the United States and a strong market reputation amongst top-tier pharmaceutical and biotechnology companies.”

“I am delighted that Prevalere will be joining forces with ICON to offer a broader range of early drug development services to our clients,” said Mario Rocci, CEO of Prevalere. “I believe both companies share a commitment to quality, customer focus and technical excellence that will continue to foster growth and innovation.”

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON teams have successfully conducted over 5500 development projects and consultancy engagements across all major therapeutic areas. ICON currently has over 6600 employees, operating from 71 locations in 38 countries. Further information is available at www.iconplc.com.

About Prevalere Life Sciences, Inc

Prevalere Life Sciences, Inc. is a contract research organisation that provides consulting, bioanalytical and physical/chemical testing services that meet the evolving research and development challenges of the pharmaceutical and biotechnology industries. Further information can be obtained at www.Prevalere.com.

CONTACT:
ICON plc
Ciaran Murray, CFO
+353-1-291-2000